                              [LETTERHEAD OMITTED]

January 4, 2007

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention:  John Reynolds
            Duc Dang

Re:      Renaissance Acquisition Corp.
         Registration Statement on Form S-1 File No. 333-134444
         ------------------------------------------------------

Ladies and Gentlemen:

         At the request of Renaissance Acquisition Corp., a Delaware corporation
(the "Company"), we are responding to comments raised by the Staff of the
Securities and Exchange Commission (the "Commission") in the comment letter dated October 23, 2006 from John Reynolds of the Commission to Barry Florescue,
Chairman and Chief Executive Officer of the Company relating to the Registration
Statement on Form S-1 of the Company initially filed with the Commission on May
24, 2006 and amended on July 13 and September 19, 2006 (the "Registration
Statement").

         We have simultaneously filed Amendment No. 3 to the Registration
Statement and have attached a marked copy of such Amendment indicating the changes the Company has made to the Registration Statement in response to the
Staff's comments as well as certain additional changes.

         The numbered paragraphs below correspond to the numbers of the paragraphs in which the comments were made. For your convenience, we have included above each response a copy of the comment to which we are responding.

[LETTERHEAD OMITTED]

Comments and Responses:
----------------------

PROSPECTUS COVER PAGE
---------------------

1.       Comment: We note your response to comment one of our letter dated
         August 16, 2006. We also note that the warrant subscription agreement has been "amended and restated" from the private sale of 2,833,333 warrants at $0.60 per warrant to 4,666,667 warrants at $0.45 per warrant. It appears that you have renegotiated your private placement of warrants since your initial registration was filed. As such, it is not clear how you could register the subsequent transfer or resale of the securities to be privately placed. Please refer to the Division's publicly available telephone interpretations, specifically 3S located at: http://www.sec.gov/interps/telephone/phonesupplementl.htm. Please revise your disclosure accordingly or advise.

         Response: The resale of the warrants and underlying common stock has been deleted from, and is not being registered in the Registration
         Statement. The Company intends to file a separate registration statement with respect to the insider warrants and the underlying shares. The Registration Statement has been revised on the cover page and pages 3, 54 and 55 to reflect these changes.

PROPOSED BUSINESS, PAGE 31
--------------------------

2.       Comment: We note that the target business you acquire "must have a fair market value equal to at least 80% of your net assets." Please revise to clarify how the satisfaction of this requirement is determined.
         Clarify if you could base the value on the whole business even if you do not acquire 100% of such business. Also, please clarify how the threshold would be determined if you used a share exchange. Clarify if the threshold would be determined by the resulting interest your shareholders receive in the aggregate following consummation of the transaction.

         Response:  The requested disclosure has been provided on page 35.

3.       Comment: We note that the consummation of a business combinate will require the approval by a majority of the shareholders who vote on the transaction. As such, shareholders failure to vote will have no effect on the approval. Please

                                     - 2 -

         revise to clarify this and discuss the minimum time frame you will provide for shareholders to vote on any transaction.

         Response:  The requested disclosure has been provided on page 36.

DESCRIPTIONS OF SECURITIES
--------------------------

PURCHASE OPTION, PAGE 58
------------------------

4.       Comment: We note your revised disclosures in note C and F in response to our prior comment 15 of our letter dated August 16, 2006. Please revise your description of the features of the UPO in this section to be consistent with the related agreement and your notes to disclose that (i) in no event you will be required to net cash settle the exercise of the UPO or the warrants underlying the UPO (ii) the warrants will not be exercisable unless there is an effective registration statement with respect to the common stock underlying the warrants and (iii) if a registration statement is not effective for the common stock underlying the warrants, the warrants may expire worthless.

         Response:  The requested disclosure has been provided on page 60.

FINANCIAL STATEMENTS
--------------------

NOTES TO FINANCIAL STATEMENTS
-----------------------------

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
--------------------------------------------------

5.       Comment: Please revise to disclose your fiscal year-end.

         Response: Note A on page F-7 has been revised to include the Company's fiscal year end.

OTHER REGULATORY
----------------

6.       Comment: Please provide a currently dated and signed consent in any amendment.

                                     - 3 -

[LETTERHEAD OMITTED]

         Response:  A currently dated and signed consent has been provided with
         Amendment No. 3.

         On behalf of the Company we have arranged for delivery to the attention of Duc Dang of the Commission via Federal Express for overnight delivery five copies of this response letter together with marked copies of
Amendment No. 3 to the Registration Statement.

         We hope that the Staff will be able to accommodate the Company by responding to this response letter as soon as practicable. In the mean time, should you have any questions, comments or desire further information regarding any of the responses or the attached filing, please contact the undersigned at
(212) 698-3679.

Sincerely,

/s/ Gerald Adler
----------------
Gerald Adler

Attachment via Edgar/Enclosures via Federal Express

cc:      Barry W. Florescue, Chairman and Chief Executive Officer